

June 11, 2013

Via E-mail
Gregory L. Werner
Vice Chairman and Chief Executive Officer
Werner Enterprises, Inc.
14507 Frontier Road
Post Office Box 45308
Omaha, NE 68145-0308

>   **Re: Werner Enterprises, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 25, 2013**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 9, 2013**
>   **File No. 000-14690**

Dear Mr. Werner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Competitive Peer Groups and Benchmarking, page 27

1. We note your disclosure in this section that your Compensation Committee utilized a second peer group for evaluating your executive chairman's compensation and that the second peer group was comprised of publicly traded companies in the S&P MidCap 400 index that have a similar non-CEO executive chairman position. We also note that you have not specifically identified or listed such companies. Lastly, we note our letter to you dated September 13, 2010 with respect to your Definitive Proxy Statement on

Schedule 14A filed on March 31, 2010 and specifically comment 2 of such letter. Please confirm that in future filings you will list all companies to which you benchmark or advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director